EXHIBIT 2.3

                             AMENDMENT NO. 2 TO THE

              GRACE DEARBORN WORLDWIDE PURCHASE AND SALE AGREEMENT

        Amendment No. 2, dated as of June 28, 1996, by and between W. R. GRACE & CO.-CONN. ("Grace") and BETZ LABORATORIES, INC. ("Buyer").

                                  WITNESSETH:

        WHEREAS, Grace and Buyer have entered into the Grace Dearborn Worldwide Purchase and Sale Agreement (the "Sale Agreement") dated as of March 11, 1996 providing for the sale to Buyer by Grace of the Dearborn Business (as defined therein) including, inter alia, the 51% interest owned by Grace in Dearborn IEI Ltd. (the "Dearborn India JV"), a joint venture between Grace and Ion Exchange (India) Ltd. ("IEI") that was established under a Joint Venture Agreement dated September 16, 1994 (the "Joint Venture Agreement");

        WHEREAS, the terms of the Joint Venture Agreement are unacceptable to Buyer unless modified by agreement with IEI;

        WHEREAS, Buyer has advised Grace that it has not yet determined whether it would be willing to acquire Grace's interest in the Dearborn India JV on modified terms and, subject thereto, Grace is willing to retain such interest on the terms and conditions of this agreement;

        WHEREAS, in connection with the formation of the Dearborn India JV, Grace and the Dearborn India JV entered into a Technical Know-How License Agreement, a Trade Mark License Agreement and a Corporate Name and Logo License Agreement (collectively, the "License Agreements") providing, inter alia, for licenses from Grace to the Dearborn India JV of certain patents, technology and trademarks, including the name "Dearborn", that are being transferred by Grace to Buyer on the date hereof pursuant to the Sale Agreement; and

        WHEREAS, pursuant to Section 19.6 of the Sale Agreement, Grace and Buyer wish to amend certain provisions of the Sale Agreement in the manner set forth herein to provide for the retention by Grace of its interest in the Dearborn India JV;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, Grace and Buyer hereby agree as follows:

        1. Except as otherwise specifically provided herein, all capitalized terms used in this agreement shall have the respective meanings given to such terms in the Sale Agreement.

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        2. All Article and Section numbers and Schedule and Exhibit references used in this agreement refer to Articles and Sections of the Sale Agreement and Schedules and Exhibits attached thereto or delivered simultaneously therewith, unless otherwise specifically described.

        3. (a) Buyer shall have an irrevocable option (the "Option") to acquire Grace's interest in the Dearborn India JV during the period commencing on the date of this agreement and ending at 5:30 p.m., Eastern Daylight Time on July 12, 1996 (the "Option Period"). The Option may be exercised by Buyer by giving written notice of exercise to Grace prior to the expiration of the Option Period in the manner set forth in Section 11 of this agreement.

        (b) If the Option is exercised, Grace and Buyer, or a member of the Buyer Group designated by Buyer, shall promptly enter into a Share Purchase Agreement (the "Share Purchase Agreement") providing for (1) the transfer to Buyer for no additional consideration of Grace's 51% interest in the Dearborn India JV effective upon the date that receipt of all necessary consents and approvals to the transfer have been obtained (the "Effective Date") including, without limitation, the consent of IEI, the approval of the Board of Directors of the Dearborn India JV, and the consent of the Reserve Bank of India under the provisions of Section 29(1)(b) of the Foreign Exchange Regulation Act, 1973, and (2) the assumption by Buyer of Grace's liabilities and obligations that pertain primarily to the Dearborn India JV including Grace's liabilities and obligations under the Joint Venture Agreement and the License Agreements, except as otherwise provided in subsection (c) of this Section 3. The Share Purchase Agreement shall permit either Grace or Buyer to terminate its obligations thereunder if Buyer is unable to obtain all such consents, after reasonable best efforts to do so, by November 1, 1996. In the event that either Grace or Buyer terminates the Share Purchase Agreement as provided in this subsection (b), Buyer shall indemnify Grace and hold Grace harmless from any out-of pocket costs incurred by Grace in connection with the termination of the Dearborn India JV in accordance with Section 7 and for any increase in the amount of the debt of the Dearborn India JV for which Grace is liable under the Guarantee or otherwise, during the period commencing on July 13, 1996 and ending on the earlier of the Effective Date or the date the Share Purchase Agreement is terminated.

        (c) Except as provided in the last sentence of sub-section (b) of
Section 3, Buyer shall not assume and shall have no obligation to reimburse Grace for any amount paid by Grace to discharge its obligations to guarantee or otherwise discharge any debt of the Dearborn India JV, including without limitation, the guarantee given by Grace in favor of The Hong Kong and Shanghai Banking Corporation Limited for up to INR20,400,000 to facilitate certain short-term borrowing arrangements of the Dearborn India JV (the "Guarantee").

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        4. Notwithstanding the provisions of the Sale Agreement, and except as otherwise provided in Section 3 of this Agreement,

        (a) Grace shall not convey to any of the Buying Companies the Transferred Investment or any of Grace's other rights or interests with respect to the Dearborn India JV;

        (b) The Buying Companies shall not purchase from Grace the Transferred Investment or any of Grace's other rights or interests with respect to the Dearborn India JV, nor shall any of the Buying Companies assume any liabilities or obligations of any member of the Grace Group with respect thereto;

        (c) After the expiration of the Option Period, Grace shall have the right to retain or dispose of the Transferred Investment and its other rights and interests with respect to the Dearborn India JV in its sole discretion; and

        (d) Grace's retention or subsequent disposition of the Transferred Investment shall not result in any reduction of the Total Purchase Price pursuant to Section 4.C.

        5. The provisions of Section 8.8 shall not apply to the Dearborn India JV nor to Grace's retention of its ownership interest therein, nor to any activities undertaken by any member of the Grace Group in making additional investments in the Dearborn India JV, or in managing or operating the Dearborn India JV after the Closing in competition with Buyer in India or in any other country in which the Dearborn India JV is presently licensed to operate pursuant to the License Agreements using patents, technology or trademarks that are being transferred by Grace to Buyer pursuant to the Sale Agreement. Simultaneously with the execution and delivery of this agreement, Buyer and Grace are entering into an Intellectual Property License Agreement Relating to Dearborn IEI India Water Treatment Joint Venture pursuant to which Buyer is granting to Grace certain rights in such patents, technology and trademarks in order to permit Grace to satisfy its obligations under the JV Agreement and the License Agreements. Such license will terminate upon the closing of the purchase by Buyer of Grace's interest in the Dearborn India JV and Buyer's assumption of Grace's obligations under the License Agreements or the termination of the JV Agreement under circumstances where Grace is no longer obligated to continue to provide such rights. Grace agrees not to make any amendments to the License Agreements or the JV Agreement that would result in any increase in the rights of the Dearborn India JV to any of the intellectual property rights of the Buyer or Buyer's Subsidiaries including the intellectual property rights conveyed by Grace to Buyer pursuant to the Sale Agreement.

        7. In the event that Grace arranges for the termination of the Dearborn India JV either in accordance with the terms of the JV Agreement (other than as a result of a breach thereof by Grace) or pursuant to an agreement with IEI, Buyer shall reimburse

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Grace for all documented out-of-pocket costs incurred by Grace in connection with such termination including any payments to IEI or other Persons for which Grace is responsible under the terms of the JV Agreement or the License Agreements, provided, however, that Buyer's total obligation hereunder shall not exceed $500,000 without Buyer's written consent, and provided further that Buyer shall have no obligation to reimburse Grace for any amount paid by Grace to discharge its obligation to guarantee or otherwise discharge any debt of the Dearborn India JV including, without limitation, the Guarantee, except as provided in the last sentence of Sub-section (b) of Section 3.

        8. The provisions of Article 12 shall not apply to the employees of the Dearborn India JV.

        9. All references in Articles 5, 14, 15 and 16 to "Transferred Joint Venture" shall be deemed to refer only to the Dearborn Japan JV. Other provisions of the Sale Agreement that contemplate the transfer of the Transferred Investment from Grace to the Buying Companies shall be disregarded to the extent such provisions are inconsistent with this agreement.

        10. Grace shall not agree to any amendment to the JV Agreement without Buyer's prior written consent, (a) during the Option Period, and (b), if Buyer exercises the Option, during the period commencing on the date the Option is exercised and ending on the earlier of the Effective Date or the date the Share Purchase Agreement is terminated.

        11. All notices, requests, demands and other communications required or permitted to be given under this agreement shall be deemed to have been duly given if in writing and delivered personally, by reputable overnight courier service, by telephone facsimile transmission (as evidenced by a confirmed receipt), or by first-class, postage prepaid, registered or certified mail, addressed as follows:

       If to Grace:

               W. R. Grace & Co.-Conn.
               One Town Center Road
               Boca Raton, Florida 33486-1010
               Attention: Larry Ellberger
               Fax: (561) 362-2153

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               with a copy to:

               W. R. Grace & Co.-Conn.
               One Town Center Road
               Boca Raton, Florida 33486-1010
               Attention: Secretary
               Fax: (561) 362-1635

       If to Buyer:

               Betz Laboratories, Inc.
               4636 Somerton Road
               Trevose, Pennsylvania 19053
               Attention: Larry V. Rankin
               Fax: (215) 953-5536

               with a copy to:

               Betz Laboratories, Inc.
               4636 Somerton Road
               Trevose, Pennsylvania 19053
               Attention: General Counsel
               Fax: (215) 953-5536

Either Grace or Buyer may change the address to which such communications are to be directed to it by giving written notice to the other in the manner provided above.

        12. Nothing in this agreement shall be construed to restrict Grace from pursuing recovery against the Dearborn India JV for any amounts paid by Grace to discharge debt of the Dearborn India JV under the Guarantee or otherwise.

        13. (a) This agreement sets forth the entire agreement and understanding of the parties and related persons with respect to the subject matter hereof and supersede all prior agreements, arrangements and understandings relating thereto.

        (b) This agreement shall be governed by and construed in accordance with the laws of New York, excluding (a) any conflict-of-laws provisions thereof that would otherwise require the application of the law of any other jurisdiction, and (b) if applicable, the United Nations Convention on Contracts for the International Sale of Goods.

        (c) Each of Grace and Buyer hereby irrevocably submits in any suit, action or proceeding arising out of or relating to this agreement, or any of its obligations

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hereunder, to the jurisdiction of the United States District Court for the
Southern District of New York and the jurisdiction of any court of general jurisdiction of the State of New York located in New York County, and waives any and all objections to such jurisdiction that it may have under the laws of the State of New York or any other jurisdiction.

        (d) This agreement shall not be assignable by either party hereto without the prior written consent of the other. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that Buyer may assign its right to purchase Grace's interest in the Dearborn India JV to a subsidiary of Buyer without relieving Buyer of its obligations under this agreement.

        (e) This agreement may be amended, superseded or terminated, and any of the terms hereof may be waived, only by a written instrument specifically referring to this agreement and specifically stating that it amends, supersedes or terminates this agreement or waives any of its terms, executed by all parties, or in the case of a waiver, by the party waiving compliance. Failure of any party to insist upon strict compliance with any of the terms of this agreement in one or more instances shall not be deemed to be a waiver of its rights to insist upon such compliance in the future, or upon compliance with other terms hereof.

        IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 on the date first above written.

                                       W. R. GRACE & CO.-CONN.


                                       By: /s/ Alex Markin
                                          ---------------------------------
                                                   Alex Markin
                                               Attorney-in-Fact



                                       BETZ LABORATORIES, INC.


                                        By: /s/ William C. Brafford
                                           ---------------------------------
                                                  William C. Brafford
                                                     Secretary

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